McAndrews Restaurant, Inc.

ANNUAL REPORT

2023

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by McAndrews Restaurant, Inc., a Pennsylvania Corporation (the "Issuer") through the crowdfunding portal available at www.honeycombcredit.com and each subdomain thereof (the "Portal") and operated by Honeycomb Portal LLC, a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

Issuer Name	McAndrews Restaurant, Inc.
Total Raised	$165,114.79

COMPANY OVERVIEW

The Pickled Chef is the region's number one producer of artisanal, all natural, small batch pickles, pickled vegetables, sauces and condiments, jam and jellies, raw fermented Kim chi and sauerkrauts and new line of fresh dressings. These products are hand packed and processed utilizing Chef Greg's uniquely created recipes featuring the highest quality ingredients and local produce whenever possible.

75 percent of our customers are "foodies" who ultimately love and understand good food. They range in age from millennials to retirees who appreciate the value of scratch-made, hand crafted fare. Many of our older customers remember participating in preserving and canning from a young age with parents and grandparents. These experiences allow them to appreciate the time and craftmanship that is put into each jar.
Most Millennials and Gen Y'ers seem to support local, grass roots, family owned and operated companies who demonstrate sustainable production and business practices throughout all aspects of their brand.

The Pickled Chef began in 2014 as a passion project at our large Farm to Table Restaurant, The Supper Club at the Greensburg Train Station. At that time, Chef Greg was utilizing over two dozen local farmers and producers' products throughout the restaurants fine dining and gastro pub style menus. Located in rural Western Pennsylvania the local produce went from beautiful and bountiful in the peak of the summer to nonexistent in the winter months which lead Chef Greg to begin looking for an outlet to showcase the regional harvest in the off season.
Having been a Chef for over 35 years, and working throughout the country, Chef Greg was intrigued with Western Pennsylvania's historical heritage of canning and preserving and began researching classic canning recipes. Because of his intensive knowledge of mixing spices and herbs, he began adding his own unique flavors and techniques to cucumbers, peppers, radishes, etc. He started preserving products in 2013 to feature on The Supper Club's menus as well as selling at the local Ligonier Country Farmers Market in the Summer of 2014. The first signature products created and produced that year were Dill and Bread & Butter Pickles, Red and Golden Beets, Pickled Radishes, Curried Pickled Cauliflower, Summer Squash Relish, Tomato Jam, Herb Grain Mustard, Wigle Whiskey Barrel Aged Hot Sauce and Fermented Kim Chi.
10 years later we continue to stay true to our roots while increasing our product line to over four dozen products without sacrificing the flavorful hand crafted attention to detail our customers have come to expect.

Company History
The Pickled Chef was created by Chef Greg and Ashlee Andrews in 2014 and began producing small batch jarred pickles, jams, jellies, mustards, relishes, Kim Chi and sauerkraut out of their 200 seat fine dining restaurant, The Supper Club at the Greensburg Train Station in Greensburg which they owned and managed with Ashlee's mom Deb Driggers.
The train station was sold and The Supper Club restaurant closed in 2017. In 2018 they moved into a licensed kitchen space in Latrobe and concentrated on making pickles. They attended up to five farmers

markets a week and numerous festivals and special events in Westmoreland and Allegheny Counties. Along with jarred sales Chef Greg also made to order grilled cheese sandwiches with homemade bread, farm cheese and included relishes, jams and other pickle products.

In 2021 and 2022, The Pickled Chef, had record breaking years. They have also added a line of made from scratch BBQ sauces and salad dressings.

The Pickled Chef started 10 years ago with 14 varieties of product. At the present time, the company is producing eight different types of pickles, four to five seasonal vegetables, jams, jellies, sauces, condiments, Bloody Mary Mix, five flavors of Kim Chi and nine Krauts, Curdito and specialty Pesto and Chili Crunch. The total number of products being produced in 2023 is over four dozen.

There is no stopping this family owned and operated business, which has big plans for expanding it's wholesale footprint which at the present time includes a number of Giant Eagle, Market Districts, Shop & Save stores, Allegheny County's Harvie Farms CSA along with specialty and farm market stores throughout western Pennsylvania.

COMPANY ELIGIBILITY

Name of issuer: McAndrews Restaurants Inc
State of Organization: Pennsylvania
Date Company Was Formed: 3/12/2010
Type of Company: Corporation
Physical Address: 419 Summer Winds Lane, Greensburg, PA 15601
Web Address: https://www.thepickledchef.com/
# of Employees: 3
Qualified Third Party: North Capital Private Securities

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Debra Driggers	Stock	60.0%
Ashlee Andrews	Stock	20.0%
Greg Andrews	Stock	20.0%

The above is the only ownership outstanding for the company. The ownership interests of a Pennsylvania Corporation give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Debra Driggers
Employer: McAndrews Restaurants Inc
Title: Owner/Operations Manager
Dates of service: 2014 - present

Held management positions in private, non-profit and self-employment, with a main focus on marketing, sales, business development and public relations. Marketing expertise includes strategic planning, customer segmentation, marketing communications, public relations, and innovative marketing programs. Energetic, positive attitude and self-motivated with excellent verbal and written communication skills.

Greg Andrews
Employer: McAndrews Restaurants Inc
Title: Owner/Executive Chef
Dates of service: 2014 - present

Starting the Pickled Chef, in 2014, as an extension to their farm to table restaurant, The Supper Club at The Greensburg Train Station, he was able to showcase his culinary skills and experiences working across the country and create pickled and fermented vegetables, sauces and condiments that reflect the diverse cuisines he has worked with. Focusing exclusively on the Pickled Chef since 2017, he has been producing classic and timeless recipes, along with developing new items to keep customers returning. He is excited to make The Pickled Chef the leader in Perfectly Preserved Farm Fresh Vegetables. When he is not working, Chef Greg spends joyful time with his two young children, August and Audra. Also working on the family farm, tending to the livestock and riding the tractor mowing the fields.

Ashlee Andrews
Employer: McAndrews Restaurants Inc
Title: Owner/Manager
Dates of service: 2014 - present

Ashlee has exclusively worked in the food service industry in Westmoreland and Allegheny Counties and four years in New York City. In 2007, at 25 years old, she purchased her first restaurant with her spouse and business partner, Chef Greg Andrews. They have owned and operated two successful large scale, fine dining, farm to table restaurants in Greensburg, Pennsylvania. Ashlee managed the front of house specifically, spearheading the craft cocktail, beer and wine programs,and managing the staff. From 2012 - 2016 she co- owned and operated a corporate dining program managing food service for over 500 employees daily at the Elliott Company in Jeannette, Pennsylvania.

From its inception, Ashlee has managed all aspects of The Pickled Chef including name creation, logo development and branding, website design and construction, product development, package design and writing social media content and execution. Ashlee coordinates and works the farmers markets, festivals and the day-to-day operations at their brick and mortar location.

When not at work, Ashlee can be found on their family farm enjoying time with her two children, seven year old August and five year old Audra along with their menagerie of barnyard beasts including Jack Russel terriers Winnie & Arnie, Nigerian dwarf goats Pearl and Peonie, mini pig, Hamilton and mini donkey, Bobby Flay.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

We struggle with not having the adequate equipment to make our production run smooth.

We never have enough refrigeration space and a walkin refrigerator would be the ideal solution to store product after being produced and prior to delivering to stores. A tilt skillet would allow us to make large batches of product and also for processing our jars after filling. A greenhouse would enable us to start seeds and save a huge amount from buying plants. And of course a plow for our tractor would help us in starting and rotating new spaces to grow our herbs and vegetables.

Cash flow continues to be a challenge when purchasing inventory of jars when we need them and being able to get the best price by buying volume. We used a credit card a few years ago to purchase inventory and to pay for our festival and booth fees and now we
need to get out from under the high interest and monthly payments of that card.
Hiring workers continues to be a challenge in today's economy. Quality workers are demanding more per hour so having the dollars to fill in with labor along with the three of us would be a tremendous help to increase productivity. We need an additional vehicle.. A van would not only be used for delivery but for taking product to farmers markets.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Equipment	$25,000
Working capital	$24,000
Total	$49,000

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Regulations
The ownership and operation of food operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Consumer Products Liability Risk
The Company produces food products. If these products make customers ill due to spoilage or in some other way result in food-borne illness, the Company could be subject to legal liability if these customers sue the Company and the resulting liability is not covered by insurance.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note
The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Inadequate Collateral
Although investors will have a blanket lien in the assets of the company, if the Company defaulted the resale value of the collateral would probably not be high enough to pay off the Notes.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights
The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

The Guarantors Might Not Have Money
The Notes are being personally guaranteed by Debra Driggers, Greg Andrews, and Ashlee Andrews. That means that if the company fails to make the payments required by the Notes, investors can look to the guarantors for payment. However, the guarantors themselves might not have the money to repay investors.

Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to as "Notes." The Notes are governed by a separate document called a Note Purchase Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Note Purchase Agreement in their entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at a rate of 11.50% per year. The accrual of interest will begin after a 30-day interim period following the closing date of the offering – that is, when the money paid by investors is released to the Company – not on the date you invest.

- The Company must pay the accrued interest on a quarterly basis (every three months), starting 30-days after the closing date of the offering.

- The Company must repay your principal (the amount you invested) 60 months from the end of the 30-day interim period or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note. Any prepayments will first be applied to accrued interest, then to principal.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

1. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

2. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

3. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

4. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

        n/a

5. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

6. *What other exempt offerings has the issuer conducted within the past three years?*

The issuer sold $75,000 in Promissory Notes through Reg CF on 3/15/2023.

7. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

None

SECURITY INTEREST IN COLLATERAL

The Company will grant to investors a blanket lien in the assets of the company, pursuant to a Security Agreement in the form attached as Exhibit B. Honeycomb Collateral LLC will initially serve as the Administrative Agent for the investors under the Security Agreement, although investors may replace them at any time. By signing the Note Purchase Agreement investors will agree to engage the services of Honeycomb Collateral LLC to serve in this role as the Administrative Agent.

Balance Sheet

ASSETS	2023
Cash & Equivalents	31,841
Accounts Receivable	-
Fixed Assets	41,781
Other Assets	31,067
TOTAL ASSETS	**104,689**
LIABILITIES & EQUITY	
Accounts Payable	14,708
ST-Debt Payable	8,183
LT-Debt Payable	46,627
TOTAL LIABILITIES	**69,519**
Retained Earnings	65,676
Net Income	(30,506)
TOTAL OWNER'S EQUITY	**35,170**
TOTAL LIABILITIES & EQUITY	**104,689**

Income Statement

INCOME	2023
Total Revenue	412,043
Cost of Goods Sold	178,627
GROSS PROFIT	**233,415**
Operating Expenses	263,921
NET INCOME	**(30,506)**

Statement of Cash Flows

	2023
NET INCOME (LOSS)	(30,506)
CASH FLOW ACTIVITIES	
Net Cash from Operations	31,624
Net Cash from Investing	-
Net Cash from Financing	-
NET INCREASE (DECREASE) IN CASH	1,118

OFFICER CERTIFICATE

I certify that the financial statements included in this Form C-AR are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C-AR are accurate and complete to the best of my knowledge.

Debra Driggers

_____
Signature